UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. [3])*


                              MONACO FINANCE, INC.
           -----------------------------------------------------------
                                (Name of Issuer)

                               Class A Common Stock
                             Class B Common Stock and
            8% Cumulative Convertible Preferred Stock, Series 1998-1
           -----------------------------------------------------------
                         (Title of Class of Securities)

                        Class A Common Stock - 608868-105
                           Class B Common Stock - None
         8% Cumulative Convertible Preferred Stock, Series 1998-1 - None
           -----------------------------------------------------------
                                 (CUSIP Number)

                    Cathryn L. Porter, Chief General Counsel
                           Pacific USA Holdings Corp.
                       3200 Southwest Freeway, Suite 1220
                       Houston, Texas 77027 (713) 871-0111
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                September 1, 1998
           -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
               -------------------------------------------------
                    CLASS A COMMON STOCK CUSIP No. 608868-105
                       CLASS B COMMON STOCK CUSIP NO. NONE
     8% CUMULATIVE CONVERTIBLE PREFERRED STOCK, SERIES 1998-1 CUSIP NO. NONE
               -------------------------------------------------
     1     NAME  OF  REPORTING  PERSON
           S.S  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON
           Pacific  USA  Holdings  Corp.
           IRS  Identification  No.  75-2255876
               -------------------------------------------------
     2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
           (a)  [X]          (b)  [  ]
               -------------------------------------------------
     3     SEC  USE  ONLY
               -------------------------------------------------
     4     SOURCE  OF  FUNDS*
                              WC
               -------------------------------------------------
     5     CHECK  BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS  2(d)  OR  2(e)          [  ]
               -------------------------------------------------
     6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
                         Texas
               -------------------------------------------------
               7     SOLE  VOTING  POWER
                     0
NUMBER  OF     -------------------------------------------------
SHARES         8     SHARED  VOTING  POWER
BENEFICIALLY         7,009,309  shares  of  Class  A  Common  Stock
OWNED  BY            1,273,715  shares  of  Class B Common Stock (3 votes per
share)
EACH           -------------------------------------------------
REPORTING      9     SOLE  DISPOSITIVE  POWER
PERSON  WITH         0
               -------------------------------------------------
               10    SHARED  DISPOSITIVE  POWER
                     7,009,309  shares  of  Class  A  Common  Stock
                     2,356,236  shares  of  8% Cumulative  Convertible Preferred
                     Stock,  Series  1998-1
               -------------------------------------------------
     11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
            -  7,009,309  shares  of  Class  A  Common  Stock  (See  Item  3)
            -  Option  to  purchase,  coupled  with  an  irrevocable  proxy to vote, 830,000 shares of Class B Common Stock (3 votes per share)
            -  Limited power to direct the exercise of voting power with respect to 443,715  shares  of  Class  B Common Stock (3  votes  per share)
            -  2,356,236  shares  of  8% Cumulative Convertible Preferred Stock,
                    Series 1998-1 which are convertible into 1,178,118 shares of Class A Common Stock
            -  Option  to  convert $536,750 of debt to 565,000 shares of Class A
                    Common  Stock  (See  Item  3)

               -------------------------------------------------
     12     CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN ROW (11) EXCLUDES CERTAIN
            SHARES*[  ]
               -------------------------------------------------
     13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
                         65.3%
               -------------------------------------------------
     14     TYPE  OF  REPORTING  PERSON*
                         CO
               -------------------------------------------------

                                  SCHEDULE 13D
               -------------------------------------------------
                    CLASS A COMMON STOCK CUSIP No. 608868-105
                       CLASS B COMMON STOCK CUSIP NO. NONE
     8% CUMULATIVE CONVERTIBLE PREFERRED STOCK, SERIES 1998-1 CUSIP NO. NONE
               -------------------------------------------------
     1     NAME  OF  REPORTING  PERSON
          S.S  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

          Pacific  Electric  Wire  &  Cable  Co.,  Ltd.
          IRS  Identification  No.  --  N/A  --  Foreign  Corporation
               -------------------------------------------------
     2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
          (a)  [X]               (b)  [  ]
               -------------------------------------------------
     3     SEC  USE  ONLY
               -------------------------------------------------
     4     SOURCE  OF  FUNDS*
                         WC
               -------------------------------------------------
     5     CHECK  BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS  2(d)  OR  2(e)          [  ]

               -------------------------------------------------
     6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
                    Taiwan,  Republic  of  China
               -------------------------------------------------
     7     SOLE  VOTING  POWER
           0
NUMBER  OF     -------------------------------------------------
SHARES         8     SHARED  VOTING  POWER
BENEFICIALLY         7,009,309  shares  of  Class  A  Common  Stock
OWNED  BY            1,273,715  shares  of  Class B Common Stock (3 votes per
share)
EACH           -------------------------------------------------
REPORTING      9     SOLE  DISPOSITIVE  POWER
PERSON  WITH         0
               -------------------------------------------------
     10     SHARED  DISPOSITIVE  POWER
                    7,009,309  shares  of  Class  A  Common  Stock
                    2,356,236  shares  of  8%  Cumulative  Convertible Preferred
                    Stock,  Series  1998-1
               -------------------------------------------------
     11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
            -  7,009,309  shares  of  Class  A  Common  Stock
            -  Option  to  purchase, coupled with  an irrevocable proxy to vote,
                    830,000 shares of Class B Common Stock (3 votes  per  share)
            -  Limited power to direct the exercise of voting power with respect to  443,715  shares  of  Class  B  Common Stock (3 votes per share)
            -  2,356,236  shares of  8%  Cumulative Convertible Preferred Stock,
                    Series  1998-1  which  are convertible into 1,178,118 shares of Class  A  Common  Stock
            -  Option  to convert $536,750  of debt to 565,000 shares of Class A
                    Common  Stock  (See  Item  3)
               -------------------------------------------------
     12     CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN ROW (11) EXCLUDES CERTAIN
            SHARES*[  ]
               -------------------------------------------------
     13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
                         65.3%
               -------------------------------------------------
     14     TYPE  OF  REPORTING  PERSON*
                         CO
               -------------------------------------------------

                                  SCHEDULE 13D
               -------------------------------------------------
                    CLASS A COMMON STOCK CUSIP No. 608868-105
                       CLASS B COMMON STOCK CUSIP NO. NONE
     8% CUMULATIVE CONVERTIBLE PREFERRED STOCK, SERIES 1998-1 CUSIP NO. NONE
               -------------------------------------------------
     1     NAME  OF  REPORTING  PERSON
           S.S  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON
           Consumer  Finance  Holdings,  Inc.
           IRS  Identification  No.  75-2704763
               -------------------------------------------------
     2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
           (a)  [X]               (b)  [  ]
               -------------------------------------------------
     3     SEC  USE  ONLY
               -------------------------------------------------
     4     SOURCE  OF  FUNDS*
                         WC
               -------------------------------------------------
     5     CHECK  BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS  2(d)  OR  2(e)          [  ]
               -------------------------------------------------
     6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
                         Nevada
               -------------------------------------------------
     7     SOLE  VOTING  POWER
           0
NUMBER  OF     -------------------------------------------------
SHARES         8     SHARED  VOTING  POWER
BENEFICIALLY         6,198,157  shares  of  Class  A  Common  Stock
OWNED  BY            1,273,715  shares  of  Class B Common Stock (3 votes per
share)
EACH           -------------------------------------------------
REPORTING      9     SOLE  DISPOSITIVE  POWER
PERSON  WITH         0
               -------------------------------------------------
     10     SHARED  DISPOSITIVE  POWER
                 6,198,157  shares  of  Class  A  Common  Stock
               -------------------------------------------------
     11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
            -  6,198,157  shares  of  Class  A  Common  Stock
            -  Option  to  purchase, coupled with an irrevocable proxy to  vote,
                    830,000 shares of Class B Common Stock (3 votes  per  share)
            -  Limited power to direct the exercise of voting power with respect to  443,715  shares  of  Class  B  Common Stock (3 votes per share)
            -  Option  to  convert $536,750 of debt to 565,000 shares of Class A
                    Common  Stock  (See  Item  3)
               -------------------------------------------------
     12     CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN ROW (11) EXCLUDES CERTAIN
            SHARES*[  ]
               -------------------------------------------------
     13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
                         60.4%
               -------------------------------------------------
     14     TYPE  OF  REPORTING  PERSON*
                         CO
               -------------------------------------------------

                                  SCHEDULE 13D
               -------------------------------------------------
                    CLASS A COMMON STOCK CUSIP No. 608868-105
                       CLASS B COMMON STOCK CUSIP NO. NONE
     8% CUMULATIVE CONVERTIBLE PREFERRED STOCK, SERIES 1998-1 CUSIP NO. NONE
               -------------------------------------------------
     1     NAME  OF  REPORTING  PERSON
           S.S  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON
           Pacific  Southwest  Bank
           IRS  Identification  No.  74-2520389
               -------------------------------------------------
     2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
           (a)  [X]               (b)  [  ]
               -------------------------------------------------
     3     SEC  USE  ONLY
               -------------------------------------------------
     4     SOURCE  OF  FUNDS*
                         WC
               -------------------------------------------------
     5     CHECK  BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS  2(d)  OR  2(e)          [  ]
               -------------------------------------------------
     6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
                         Texas
               -------------------------------------------------
     7     SOLE  VOTING  POWER
           0
NUMBER  OF     -------------------------------------------------
SHARES         8     SHARED  VOTING  POWER
BENEFICIALLY         811,152  shares  of  Class  A  Common  Stock
OWNED  BY
EACH           -------------------------------------------------
REPORTING      9     SOLE  DISPOSITIVE  POWER
PERSON  WITH         0
               -------------------------------------------------
     10     SHARED  DISPOSITIVE  POWER
                 811,152  shares  of  Class  A  Common  Stock
                 2,356,236 shares of 8% Cumulative Convertible Preferred Stock, Series 1998-1
               -------------------------------------------------
     11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
            -  811,152  shares  of  Class  A  Common  Stock
            -  2,356,236 shares of  8%  Cumulative  Convertible Preferred Stock,
                    Series  1998-1  which  are  convertible  into
               1,178,118  shares  of  Class  A  Common  Stock
               -------------------------------------------------
     12     CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN ROW (11) EXCLUDES CERTAIN
            SHARES*[  ]
               -------------------------------------------------
     13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
                         4.9%
               -------------------------------------------------
     14     TYPE  OF  REPORTING  PERSON*
                         CO
               -------------------------------------------------

                                  SCHEDULE 13D
               -------------------------------------------------
                    CLASS A COMMON STOCK CUSIP No. 608868-105
                       CLASS B COMMON STOCK CUSIP NO. NONE
     8% CUMULATIVE CONVERTIBLE PREFERRED STOCK, SERIES 1998-1 CUSIP NO. NONE
               -------------------------------------------------
     1     NAME  OF  REPORTING  PERSON
           S.S  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON
           Pacific  Financial  Group,  Inc.
           IRS  Identification  No.  51-0350769
               -------------------------------------------------
     2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
           (a)  [X]               (b)  [  ]
               -------------------------------------------------
     3     SEC  USE  ONLY
               -------------------------------------------------
     4     SOURCE  OF  FUNDS*
                         WC
               -------------------------------------------------
     5     CHECK  BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS  2(d)  OR  2(e)          [  ]
               -------------------------------------------------
     6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
                         Delaware
               -------------------------------------------------
     7     SOLE  VOTING  POWER
           0
NUMBER  OF     -------------------------------------------------
SHARES         8     SHARED  VOTING  POWER
BENEFICIALLY         811,152  shares  of  Class  A  Common  Stock
OWNED  BY
EACH           -------------------------------------------------
REPORTING      9     SOLE  DISPOSITIVE  POWER
PERSON  WITH         0
               -------------------------------------------------
     10     SHARED  DISPOSITIVE  POWER
                 811,152  shares  of  Class  A  Common  Stock
                 2,356,236 shares of 8% Cumulative Convertible Preferred Stock, Series 1998-1
               -------------------------------------------------
     11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
            -  811,152  shares  of  Class  A  Common  Stock
            -  2,356,236  shares  of 8% Cumulative  Convertible Preferred Stock,
                    Series  1998-1 which are  convertible into 1,178,118  shares of  Class  A  Common  Stock
               -------------------------------------------------
     12     CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN ROW (11) EXCLUDES CERTAIN
            SHARES*[  ]
               -------------------------------------------------
     13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
                         4.9%
               -------------------------------------------------
     14     TYPE  OF  REPORTING  PERSON*
                         CO
               -------------------------------------------------

                                  SCHEDULE 13D
               -------------------------------------------------
                    CLASS A COMMON STOCK CUSIP No. 608868-105
                       CLASS B COMMON STOCK CUSIP NO. NONE
     8% CUMULATIVE CONVERTIBLE PREFERRED STOCK, SERIES 1998-1 CUSIP NO. NONE
               -------------------------------------------------
     1     NAME  OF  REPORTING  PERSON
           S.S  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON
           First  CF  Corp.
           IRS  Identification  No.  75-2672933
               -------------------------------------------------
     2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
           (a)  [X]               (b)  [  ]
               -------------------------------------------------
     3     SEC  USE  ONLY
               -------------------------------------------------
     4     SOURCE  OF  FUNDS*
                         WC
               -------------------------------------------------
     5     CHECK  BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS  2(d)  OR  2(e)          [  ]
               -------------------------------------------------
     6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
                         Texas
               -------------------------------------------------
     7     SOLE  VOTING  POWER
           0
NUMBER  OF     -------------------------------------------------
SHARES         8     SHARED  VOTING  POWER
BENEFICIALLY         811,152  shares  of  Class  A  Common  Stock
OWNED  BY
EACH           -------------------------------------------------
REPORTING      9     SOLE  DISPOSITIVE  POWER
PERSON  WITH         0
               -------------------------------------------------
     10     SHARED  DISPOSITIVE  POWER
                    811,152  shares  of  Class  A  Common  Stock
                    2,356,236  shares  of  8%  Cumulative  Convertible Preferred
Stock,  Series  1998-1
               -------------------------------------------------
     11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
            -  811,152  shares  of  Class  A  Common  Stock
            -  2,356,236 shares of  8%  Cumulative  Convertible Preferred Stock,
                    Series 1998-1 which are convertible into 1,178,118 shares of
               Class  A  Common  Stock
               -------------------------------------------------
     12     CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN ROW (11) EXCLUDES CERTAIN
            SHARES*[  ]
               -------------------------------------------------
     13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
                         4.9%
               -------------------------------------------------
     14     TYPE  OF  REPORTING  PERSON*
                         CO
               -------------------------------------------------

1.     Security  and  Issuer.

     This Statement relates to the Class A common stock, $.01 par value ("Class A Common Stock"), the Class B common stock, $.01 par value ("Class B Common Stock"), and the 8% Cumulative Convertible Preferred Stock, Series 1998-1 ("Preferred Stock"), of Monaco Finance, Inc., a Colorado corporation ("Issuer" or "Monaco"). The Class A Common Stock is registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended. Each share of Preferred Stock is valued at $2.00 and is convertible into one-half share of Class A Common Stock at any time. The address of the Issuer's principal executive offices is 370 Seventeenth Street, Suite 5060, Denver, Colorado, 80202.

2.     Identity  and  Background.

     (a) Name: This Statement is being filed by Pacific USA Holdings Corp., a Texas corporation ("Pacific"), Pacific Electric Wire & Cable Co., Ltd., a Taiwanese limited company ("Pacific Electric"), Consumer Finance Holdings, Inc., a Nevada corporation ("Consumer"), Pacific Southwest Bank, a federal savings bank ("PSB"), First CF Corp., a Texas corporation ("First CF"), and Pacific Financial Group, Inc., a Delaware corporation ("Pacific Financial") and is intended to amend the prior Schedules 13D filed separately by Pacific, Pacific Electric, and Consumer on or about May 6, 1997, an Amendment No. 1 to that
Schedule 13D filed jointly by Pacific, Pacific Electric, and Consumer on December 4, 1997, and an Amendment No. 2 to that Schedule 13D filed jointly by Pacific, Pacific Electric, Consumer, PSB, First CF, and Pacific Financial on March 16, 1998. Pacific, directly and indirectly, is a wholly owned subsidiary of Pacific Electric. Consumer is a wholly owned subsidiary of Pacific. Pacific Financial is a wholly owned subsidiary of Pacific. PSB is a wholly owned subsidiary of Pacific Financial. First CF is a wholly owned subsidiary of PSB. The executive officers and directors of Pacific, Pacific Electric, Consumer, PSB, Pacific Financial, and First CF (hereinafter collectively referred to as "Reporting Person") are set forth in Item 2(c) of this Statement. The filing of this Statement shall not be construed as an admission that Reporting Person, or any executive officers or directors is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the beneficial owner of any securities covered by this Statement or that this schedule  is  required  to  be  filed  by  such  persons.

     (b) Business Address: The business address of Pacific and Consumer is 5999 Summerside Drive, Suite 112, Dallas, Texas 75252. The business address of PSB is 800 N. Shoreline Blvd., Suite 200 South Tower, Corpus Christi, Texas 78401. The business address of Pacific Financial is c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801. The business address of First CF is 4144 North Central Expressway, Suite 106, Dallas, Texas 75204. The business address of Pacific Electric is 4th Fl., 285 Chung Hsiao East Road, Section 4, Taipei, Taiwan, Republic of China. The business address of Reporting Person's respective executive officers and directors are set forth in Item 2(c) of Reporting Person's previously filed
Schedule  13D  and  amendments  thereto.

     (c) Present Principal Occupation or Employment: Pacific is a diversified holding company engaged in the financial services, real estate and technology industries. Pacific Electric is a general business conglomerate founded on the electric cable and wire industry, engaged in manufacturing, telecommunications and technology. Consumer is a holding company engaged in consumer finance. PSB is a federal savings bank. Pacific Financial is a federal savings bank holding company. First CF is a financial services holding company. The present principal occupation or employment of Pacific's, Pacific Electric Consumer's, PSB's, Pacific Financial's, and First CF's respective executive officers and directors and the name and address of any corporation or other organizations in which such employment is conducted are listed in the Reporting Person's previously filed Schedule 13D and amendments thereto.


     (d) Criminal Convictions: During the last five years, neither Reporting Person nor any of the respective executive officers or directors has been convicted in a criminal proceeding, excluding traffic violations and similar misdemeanors.

     (e) Court or Administrative Proceedings: During the last five years, neither Reporting Person nor any of the respective executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Citizenship: Pacific is a Texas corporation. Pacific Electric is incorporated as a Taiwanese limited company. Consumer is a Nevada corporation. PSB is a federal savings bank located in Texas. Pacific Financial is a Delaware corporation. First CF is a Texas corporation. The citizenship of each director and executive officer of Pacific, Pacific Electric and Consumer is set forth in
Item  2(c)  of  this  Statement.

3.     Source  and  Amount  of  Funds  and  Other  Consideration:

     On September 1, 1998, the Reporting Person entered into a Conversion and Rights Agreement (the "Conversion Agreement") with the Issuer. In June and July 1998, Pacific USA loaned the Issuer the principal amount of $5,000,000. Pursuant to the Conversion Agreement, $4,463,250 of the principal amount of the loan was converted, effective July 1, 1998, into 4,698,157 shares of the Company's Class A Common Stock at a conversion price of $.95 per share. The conversion price is the book value per share of the Company's issued and outstanding Common Stock as of June 30, 1998. The closing price of the Class A Common Stock on the Nasdaq Stock Market was $.50 per share on June 30, 1998, and $.38 per share on September 1, 1998. The unpaid principal balance of the loan, $536,750, likewise is convertible into Class A Common Stock at a conversion price of $.95 per share.

     Concurrently, the Issuer and the Reporting Person agreed, subject to shareholder approval, to reduce the price for conversion of the Preferred Stock into Class A Common Stock by a factor of four thereby increasing the number of shares of Class A Common Stock issuable upon full conversion of the Preferred Stock from 1,178,118 shares to 4,712,472 shares, an increase of 3,534,354 shares.

4.     Purpose  of  Transaction.

     The purpose of the transaction for which this Statement is being prepared is to convert a substantial debt obligation of the Issuer into a equity investment by the majority shareholder. Prior to the consummation of the transactions contemplated in the Conversion Agreement, the Reporting Person controlled a majority of the votes of the Issuer. This conversion increases the Reporting Person's percentage vote in the Issuer and maintains the Reporting Person's control of a majority of the Issuer's votes.

     Except as described below or reported on a previous Schedule 13D or an amendment thereto, Reporting Person has no present plans or intentions to effect any of the following:

     (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the directors or to fill any existing vacancies of the board:

     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f) any other material change in the Issuer's business or corporate structure;

     (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person:

     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of eligible equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)     any  action  similar  to  those  enumerated  above.

5.     Interest  in  Securities  of  the  Issuer.

     (a) Reporting Person has beneficial ownership of 7,009,309 shares of Monaco Class A Common Stock, 1,273,715 shares of Class B Common Stock, and 2,356,236 shares of the Preferred Stock (see discussion below). The percentage of Monaco Class A Common Stock beneficially owned by Reporting Person is 49.9%. The percentage of Monaco Class B Common Stock beneficially owned by Reporting Person is 100%. The percentage of Preferred Stock beneficially owned by Reporting Person is 100%. The percentage of Issuer's total voting power controlled by Reporting Person is 65.3%. The Reporting Person entered into an Amended and Restated Asset Purchase Agreement (the "Purchase Agreement") dated as of January 8, 1998, with the Issuer providing for, among other things, the purchase by the company of sub-prime automobile loans having an unpaid principal balance of approximately $81,115,233 for a purchase price of $77,870,623 of which $73,003,709 was paid in cash. The balance of the purchase price, $4,866,914, was paid by the issuance of 2,433,457 shares of Preferred Stock. Each share of Preferred Stock is convertible at any time into one-half share of Class A Common Stock or an aggregate of up to 1,216,728 shares of Class A Common Stock. As of the Record Date and pursuant to the Purchase Agreement, the Reporting Person had repurchased delinquent loans sold to the Issuer for the Issuer's cost of $2.6 million. Also, pursuant to the Purchase Agreement, the Reporting Person has surrendered 77,221 shares of Preferred Stock to the Issuer for cancellation which, in turn, reduces the number of shares of Class A Common Stock to 1,178,118 shares that Reporting Person will receive on conversion. In connection with the Conversion Agreement, the Issuer and the Reporting Person agreed, subject to shareholder approval, to reduce the price for conversion of the Preferred Stock into Class A Common Stock by a factor of four thereby increasing the number of shares of Class A Common Stock issuable upon full conversion of the Preferred Stock from 1,178,118 shares to 4,712,472 shares, an increase of 3,534,354 shares.

     (b) Reporting Person has full voting power with respect to the shares of the Class A Common Stock beneficially owned by it and has shared dispositive power with respect to the shares of Class A Common Stock beneficially owned by it. Reporting Person has full voting power with respect to the 830,000 Class B Common Stock and has the right to direct the exercise of all consensual or other voting rights with respect to 443,715 additional shares of Class B Common Stock to which Pacific holds a proxy. The Preferred Stock held by Reporting Person does not have any voting rights prior to conversion.

     (c) Except as described above or in the Schedule 13D or an amendment thereto, neither Reporting Person nor any person named in Section 2(c) hereto owns beneficially any shares of Common Stock of Monaco or has effected any transaction in shares of Common Stock of Monaco during the sixty (60) days preceding the date of this Statement.

     (d) No person other than Reporting Person is known to Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock beneficially owned by them; except that, during the term of the Option Agreement, and prior to any exercise of the option or put contemplated therein, the holders of the Class B Common Stock which are the subject of such Agreement are entitled to retain any dividends received on such shares.

     (e)     Not  applicable.





6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Other than as indicated elsewhere in this Statement or in the Schedule 13D or the amendments thereto, to the best knowledge of Reporting Person, neither Reporting Person nor any of the persons named in Section 2(c) hereto is a party to any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, the transfer or voting of any of the Issuer's securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except as follows:

See  Item  3.
7.     Material  to  be  Filed  as  Exhibits.

     Exhibit  10.01:               Conversion  and  Rights  Agreement

     Exhibit  99.03:               Joint  Filing  Agreementar

Signatures

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  October  6,  1998           Pacific  USA  Holdings  Corp.


                                   By:     /s/  Bill  C.  Bradley
                                        -------------------------
                                                Bill  C.  Bradley
                                                Chief  Executive  Officer


                                   Pacific  Electric  Wire  &  Cable  Co.,  Ltd.


                                   By:     /s/  Tung  Ching-yun
                                        -----------------------
                                                Tung  Ching-yun
                                                Vice  President


                                   Consumer  Finance  Holdings,  Inc.


                                   By:     /s/  Bill  C,  Bradley
                                        -------------------------
                                                Bill  C.  Bradley
                                                Chief  Executive  Officer

                                   Pacific  Southwest  Bank


                                   By:     /s/  Bobby  Hashaway
                                        -----------------------
                                                Bobby  Hashaway
                                                Chief  Financial  Officer

                                   Pacific  Financial  Group,  Inc.


                                   By:     /s/  Sun  Tao-tsun
                                        ---------------------
                                                Sun  Tao-tsun
                                                Chief  Executive  Officer

                                   First  CF  Corp.

                                   By:     /s/  Bobby  Hashaway
                                        -----------------------
                                                Bobby  Hashaway
                                                President